Exhibit 1
All references (“our,” “STATS ChipPAC,” the “Company,” or “STATS” prior to the consummation of the merger) are to STATS ChipPAC Ltd. and its consolidated subsidiaries’ fiscal quarters ended June 30, 2004 and June 30, 2005, unless otherwise indicated. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of their dates. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC, Inc. (“ChipPAC”) and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in our SEC filings, including our annual report on Form 20-F dated March 18, 2005 and the Registration Statement on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	December 31,	June 30,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$227,509	$189,077
Short-term marketable securities	2,060	14,471
Accounts receivable, net	149,650	162,272
Amounts due from affiliates	2,623	7,308
Other receivables	16,813	11,704
Inventories	54,690	53,881
Prepaid expenses and other current assets	38,836	36,056

Total current assets	492,181	474,769
Long-term marketable securities	18,121	18,364
Property, plant and equipment, net	1,035,803	1,011,406
Intangible assets	125,830	98,573
Goodwill	523,598	523,746
Prepaid expenses and other non-current assets	76,169	69,407

Total assets	$2,271,702	$2,196,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$68,573	$78,943
Payables related to property, plant and equipment purchases	51,638	43,126
Accrued operating expenses	63,899	85,696
Income taxes payable	2,038	2,019
Amounts due to affiliates	137	224
Current obligations under capital leases	7,587	11,116
Short-term debts and current installments of long-term debts	174,281	24,642

Total current liabilities	368,153	245,766
Obligations under capital leases, excluding current installments	10,771	7,265
Long-term debts, excluding current installments and short-term debts expected to be refinanced	642,175	717,202
Other non-current liabilities	50,362	61,495

Total liabilities	1,071,461	1,031,728
Minority interest	40,891	42,718
Share capital:
Ordinary shares — par value S$0.25, Authorized 3,200,000,000 shares
Issued ordinary shares — 1,944,330,450 and 1,959,035,970, respectively	298,233	300,452
Additional paid-in capital	1,507,612	1,512,357
Accumulated other comprehensive loss	(2,860)	(5,173)
Accumulated deficit	(643,635)	(685,817)

Total shareholders’ equity	1,159,350	1,121,819

Total liabilities and shareholders’ equity	$2,271,702	$2,196,265

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
Net revenues	$138,995	$264,346	$271,323	$498,492
Cost of revenues	(114,358)	(228,541)	(226,306)	(438,289)

Gross profit	24,637	35,805	45,017	60,203

Operating expenses:
Selling, general and administrative	11,648	33,766	21,901	66,051
Research and development	2,903	6,536	5,989	12,478
Restructuring charges	—	—	—	830
Other general expenses (income), net	(511)	(5)	(548)	(44)

Total operating expenses	14,040	40,297	27,342	79,315

Operating income (loss)	10,597	(4,492)	17,675	(19,112)

Other income (expense), net:
Interest income	1,111	1,198	2,334	2,388
Interest expense	(4,731)	(9,481)	(9,282)	(20,118)
Foreign currency exchange gain (loss)	(1,299)	71	(273)	(320)
Other non-operating income (expense), net	(435)	157	(354)	(1,387)

Total other income (expense), net	(5,354)	(8,055)	(7,575)	(19,437)

Income (loss) before income taxes	5,243	(12,547)	10,100	(38,549)
Income tax expense	(123)	(1,159)	(632)	(2,298)

Income (loss) before minority interest	5,120	(13,706)	9,468	(40,847)
Minority interest	(463)	(1,357)	(745)	(1,335)

Net income (loss)	$4,657	$(15,063)	$8,723	$(42,182)

Basic and diluted net income (loss) per ordinary share	$0.00	$(0.01)	$0.01	$(0.02)
Basic and diluted net income (loss) per ADS	$0.04	$(0.08)	$0.08	$(0.22)
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,076,823	1,954,500	1,076,768	1,951,440
— diluted	1,077,776	1,954,500	1,079,371	1,951,440
ADS (in thousands) used in per ADS calculation:
— basic	107,682	195,450	107,677	195,144
— diluted	107,778	195,450	107,937	195,144

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Six Months Ended
	June 30,	June 30,
	2004	2005
Cash Flows From Operating Activities
Net income (loss)	$8,723	$(42,182)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	72,507	124,335
Amortization of leasing prepayments	10,803	13,182
Debt issuance cost amortization	924	934
Gain on sale of property, plant and equipment	(547)	(13)
Accretion of discount on convertible notes	5,905	4,212
Loss from repurchase and redemption of convertible notes	—	1,653
Foreign currency exchange gain	(366)	(101)
Deferred income taxes	276	2,027
Minority interest in income of subsidiary	745	1,335
Gain on sale of marketable securities	(72)	(46)
Others	533	484
Changes in operating working capital:
Accounts receivable	(21,337)	(12,622)
Amounts due from affiliates	1,566	(4,685)
Inventories	(9,317)	809
Other receivables, prepaid expenses and other assets	(47,746)	4,018
Accounts payable, accrued operating expenses and other payables	14,910	33,691
Amounts due to affiliates	(1,711)	87

Net cash provided by operating activities	35,796	127,118

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$18,409	$7,163
Proceeds from maturity of marketable securities	31,895	787
Purchases of marketable securities	(150,007)	(20,283)
Acquisition of intangible assets	—	(1,741)
Purchases of property, plant and equipment	(122,669)	(74,900)
Others, net	(13,942)	1,785

Net cash used in investing activities	(236,314)	(87,189)

Cash Flows From Financing Activities
Repayment of short-term debts	$(12,895)	$(14,119)
Repayment of long-term debts	(2,439)	(21,715)
Proceeds from issuance of shares, net of expenses	123	6,516
Repurchase and redemption of convertible notes	—	(167,263)
Proceeds from bank borrowings	25,778	123,537
(Increase) decrease in restricted cash	2,770	(1,451)
Capital lease payments	(4,146)	(4,127)

Net cash provided by (used in) financing activities	9,191	(78,622)

Net decrease in cash and cash equivalents	(191,327)	(38,693)
Effect of exchange rate changes on cash and cash equivalents	(304)	261
Cash and cash equivalents at beginning of the period	313,162	227,509

Cash and cash equivalents at end of the period	$121,531	$189,077

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended June 30, 2005
(Unaudited)
Note 1: Interim Statements
     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”, or “STATS” prior to the consummation of the merger), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2004 included in STATS ChipPAC’s 2004 Annual Report on Form 20-F. The accompanying unaudited condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. dollar reporting currency, it is translated into U.S. dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. Following the consummation of the merger, the financial results of STATS ChipPAC for the three and six months ended June 30, 2005 reflect the financial results of combined company. The financial results for the three and six months ended June 30, 2004 reflect the financial results of STATS and do not include the financial results of ChipPAC.
     On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on December 31, 2005. The interim period ended on June 26, 2005, the Sunday nearest to June 30. For presentation purposes, our interim period has been presented as ending on June 30.
Recent Accounting Pronouncements
     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. Adoption of EITF 03-01 did not have a material effect on the Company’s financial position, cash flows and results of operations.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”) SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS No. 123(R) will be effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. The Company presently accounts for stock-based compensation under the intrinsic method as further discussed below. The Company is currently evaluating the impact from this standard on its results of operations and financial position.
     In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). SAB No. 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB No. 107 on its consolidated financial statements.
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on the Company’s consolidated financial position or results of operations.
Stock-Based Compensation
     The Company’s employee stock option plan and employee stock purchase plan are accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.”
     In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employees. The ESPP qualifies in the United States of America under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end of the specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation. During the three months ended March 31, 2005, a total of 4,771,000 ordinary shares at a weighted average price of $0.52 per share, were issued through the ESPP. This is equivalent to 477,100 ADS at a weighted average price of $5.19 per ADS. The estimated weighted average fair value of shares purchased under the ESPP during the three months ended March 31, 2005 was $0.18 per share. No issue of shares under ESPP was made during the three months ended June 30, 2005.

     If compensation expense had been determined based on the grant date fair value for awards, in accordance with the provisions of SFAS No. 123, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per ordinary share and per ADS data):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
Net income (loss) as reported	$4,657	$(15,063)	$8,723	$(42,182)
Add: Total stock-based employee compensation expenses included in reported net income, net of related tax effects	157	173	195	448
Deduct: Total stock-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(2,811)	(3,936)	(5,328)	(10,304)

Proforma net income (loss)	$2,003	$(18,826)	$3,590	$(52,038)

Basic and diluted net income (loss) per share:
As reported	$0.00	$(0.01)	$0.01	$(0.02)
Pro forma	$0.00	$(0.01)	$0.00	$(0.03)

Basic and diluted net income (loss) per ADS:
As reported	$0.04	$(0.08)	$0.08	$(0.22)
Pro forma	$0.02	$(0.10)	$0.03	$(0.27)
     The following assumptions were used to determine the pro forma impact of accounting for stock options issued during the three months ended June 30, 2005: (1) risk-free interest rate of 2.6% to 2.9%, (2) dividend yield of 0.0%, (3) expected life of 9 years and (4) volatility of 56.3% to 56.6%. No stock options was issued during the three months ended June 30, 2004.
     No issue of shares under ESPP was made during the three months ended June 30, 2004 and 2005.
Other Comprehensive Loss
     The components of accumulated other comprehensive loss on December 31, 2004 and June 30, 2005 comprised the following (in thousands):

	December 31,	June 30,
	2004	2005
Currency translation loss	$5,865	$5,757
Unrealized gain on hedging instruments	(3,785)	(1,075)
Unrealized loss on available-for-sale marketable securities	780	491

	$2,860	$5,173

     Comprehensive income (loss) for the three and six months ended June 30, 2004 and 2005 were as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
Net income (loss)	$4,657	$(15,063)	$8,723	$(42,182)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale marketable securities	(1,332)	678	(779)	289
Realized loss on available-for-sale marketable securities included in net income (loss)	72	—	73	—
Unrealized gain (loss) on hedging instruments	—	(1,340)	—	366
Realized gain on hedging instruments included in net income (loss)	—	(1,957)	—	(3,076)
Foreign currency translation adjustment	(930)	719	252	108

Comprehensive income (loss)	$2,467	$(16,963)	$8,269	$(44,495)

Hedging Instruments
     The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Instruments and Certain Hedging Activities” and as further amended by Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Company records derivative financial instruments in the consolidated financial statements at fair value. Changes in fair values of derivative financial instruments are either recognized in earnings or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS No. 133. Changes in fair value of derivatives qualifying for hedge accounting are recorded in shareholders’ equity as a component of other comprehensive income, and are reclassified to the income statement in the same period when hedged transactions are recognized in earnings. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.
     The Company has a series of foreign currency forward contracts with total contract value of approximately $200 million. The purpose of these forward contracts are to hedge the operating expenses denominated in Singapore Dollars, South Korean Won, Malaysia Ringgit, New Taiwan Dollars and Japanese Yen in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No. 133. During the three and six months ended June 30, 2005, the settlement of the foreign currency forward contracts resulted in an aggregate realized gain of $1.9 million and $3.0 million, respectively. The Company also entered into a series of gold forward contracts with total contract value of approximately $7 million. The purpose of these forward contracts is to hedge the Company’s monthly requirements for gold wire in order to limit the fluctuations in gold prices. The settlement of gold forward contracts resulted in an aggregate realized gain of $0.1 million in each of the three and six months ended June 30, 2005. At June 30, 2005, the Company recorded an aggregate unrealized gain of $1.1 million in accumulated other comprehensive loss.
Note 2: Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 31,	June 30,
	2004	2005
Raw materials	$42,267	$43,107
Work-in-progress	11,472	9,614
Finished goods	951	1,160

	$54,690	$53,881

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	June 30,
	2004	2005
Leasing prepayments	$27,137	$19,277
Other prepayments and assets	4,004	6,188
Deferred income tax assets	2,422	4,863
Loans to vendors	4,879	5,329
Fixed deposits pledged for bank loans	394	399

	$38,836	$36,056

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,	June 30,
	2004	2005
Leasing prepayments	$7,071	$5,968
Deferred income tax assets	33,992	38,979
Fixed deposits pledged for bank loans	727	2,173
Other deposits	5,225	333
Loans to vendors	13,771	11,106
Debt issuance cost, net of accumulated amortization of $3,481 and $2,024	10,677	8,723
Others	4,706	2,125

	$76,169	$69,407

     Included in current and non-current loan to vendors are amounts of $5.0 million and $15.0 million extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the six months ended June 30, 2005, $2.2 million was repaid.
     Property, plant and equipment consist of the following (in thousands):

	December 31,	June 30,
	2004	2005
Cost:
Freehold land	$6,147	$6,221
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	164,083	164,776
Equipment	1,404,959	1,467,288

Total cost	$1,595,053	$1,658,149

Total accumulated depreciation	$559,250	$646,743

Property, plant and equipment, net	$1,035,803	$1,011,406

     Intangible assets consist of the following (in thousands):

	December 31, 2004			June 30, 2005
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(458)	$7,242	$7,700	$(1,008)	$6,692
Technology and intellectual property	32,000	(1,333)	30,667	32,000	(2,933)	29,067
Customer relationships	99,300	(20,688)	78,612	99,300	(45,513)	53,787
Software and licenses	13,180	(3,871)	9,309	15,105	(6,078)	9,027

	$152,180	$(26,350)	$125,830	$154,105	$(55,532)	$98,573

     Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
Tradenames	$—	$275	$—	$550
Technology and intellectual property	—	800	—	1,600
Customer relationships	—	12,412	—	24,825
Software and licenses	107	1,002	223	2,143

	$107	$14,489	$223	$29,118

     Intangible assets are being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

July 1, 2005 to December 31, 2005	$28,773
2006	36,086
2007	6,285
2008	5,124
2009	4,796
Thereafter	17,509

Total	$98,573

     The change in the carrying amount of goodwill for the six months ended June 30, 2005 is as follows (in thousands):

Balance as of January 1, 2005	$523,598
Purchase adjustments	148

Balance as of June 30, 2005	$523,746

     The purchase adjustments resulted from the adjustments to the cost of acquisition of $(0.5) million and fair value of liabilities acquired of $0.6 million.
Note 3: Lines of Credit and Other Borrowings
     The Company has an existing arrangement with Citibank, N.A. for a line of credit facility of $20.0 million. During the six months ended June 30, 2005, $1.5 million, $2.7 million and $14.6 million were utilized in the form of overdraft, bank guarantees and letter of credit, respectively, against this facility and as of June 30, 2005, $1.2 million remains outstanding. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate. The Company also has lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. for facilities of up to $50.0 million and $49.0 million, respectively. During the six months ended June 30, 2005, $99.0 million was borrowed against these lines of credit to partly refinance the redemption of the $125.9 million aggregate principle of the 1.75% convertible notes due 2007 further described below. As of June 30, 2005, $99.0 million remains outstanding. These lines of credit bore interest rate of 4.29% per annum during the three months ended June 30, 2005. On July 20, 2005, the Company repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.50% senior notes due 2010 described below.
     On July 19, 2005, the Company offered $150.0 million of 7.50% senior notes due 2010 in a private placement. The Company received approximately $146.7 million after deducting debt issuance costs. The net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. The Company intends to use the remaining proceeds for general corporate purposes and pending such use, the Company has invested the proceeds in short-term investments.
     The Company has a line of credit with Cho Hung Bank in South Korea with credit limits of $25.0 million. As of June 30, 2005, $9.9 million remains outstanding. The line of credit bore interest at rates ranging from 2.4% to 3.6% per annum during the six months ended June 30, 2005. The line of credit is subject to annual review by Cho Hung Bank for the continued use of the facility.

     The Company has two separate overdraft lines of credit with Korean Exchange Bank and Cho Hung Bank, with credit limits of 1.0 billion South Korean Won (approximately $1.0 million at June 30, 2005) and 2.0 billion South Korean Won (approximately $1.9 million at June 30, 2005), respectively. During the six months ended June 30, 2005, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Cho Hung Bank for the continued use of the credit line facility.
     The Company also has a line of credit with Southern Bank Bhd in Malaysia with a credit limit of $0.5 million per borrowing at the interest rate of 6.5% per annum. It is available for general corporate purposes. During the six months ended June 30, 2005, the Company did not use this line of credit and there was no outstanding balance on this loan.
     The Company’s South Korean subsidiary had in 2004 entered into a master capital lease agreement with a third party to acquire equipment of approximately $20.9 million, of which aggregate principal of $14.2 million is outstanding as of June 30, 2005. Under terms of the agreement, the Company is required to repay monthly installments of approximately $0.2 million for each of the three scheduled equipment purchase over a period of 36 months commencing June 4, 2004, June 29, 2004 and August 6, 2004, respectively.
     The Company also has capital lease agreements, entered into in 2002, under which the Company is obligated to make repayment of $0.01 million in each month and in each quarter up to November 2005. In April 2005, the Company entered into a capital lease agreement to acquire equipment of approximately $4.2 million, in which the Company is obligated to repay monthly installments of $0.7 million up to September 2005.
     Additionally, Winstek has NT$4.1 billion (approximately $129.4 million at June 30, 2005) of bank and credit facilities from various banks and financial institutions, of which $58.2 million borrowings is outstanding as of June 30, 2005. These credit facilities have varying interest rates ranging from 1.7% to 4.5% per annum and maturities ranging from 2006 through 2009.
Total Borrowings
     As of June 30, 2005, the Company’s total debt outstanding consisted of $760.2 million of borrowings, which included $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007 (excluding the $42.6 million aggregate principal amount of the 1.75% convertible notes due 2007 repurchased by the Company), $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short- term borrowings.
     On March 18, 2005, the Company redeemed $125.9 million aggregate principal amount of the 1.75% convertible notes due 2007 pursuant to demands for redemption from noteholders in accordance with the terms of the indenture governing the 1.75% convertible notes due 2007, at a redemption price equal to 110.081% of the principal amount being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. The Company financed the redemption from cash at hand and short-term borrowings of $99.0 million from the Oversea-Chinese Banking Corporation and Bank of America N.A.
     On April 18, 2005, registration statement for the exchange offer relating to the Company’s 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission. Pursuant to the exchange offer, the Company accepted tenders to exchange $213.9 million aggregate principal amount of the Company’s 6.75% senior notes due 2011 that were registered under the U.S. Securities Act of 1933 for a like principal amount of the Company’s then outstanding unregistered 6.75% senior notes due 2011. The exchange offer was conducted pursuant to the registration rights of the outstanding 6.75% senior notes due 2011.
Note 4: Earnings Per Share
     Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” requires a reconciliation of the numerators and denominators of the basic and diluted per share computations. Basic earnings per share (“EPS”) are computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of shares of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares and all potentially dilutive ordinary shares outstanding during the period. In computing diluted EPS, the average ordinary share price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of stock options and the if-converted method is used for determining the number of shares assumed issued from the conversion of the convertible subordinated notes. The if-converted method is performed on each convertible subordinated note independently to determine the dilutive or anti-dilutive effect of the convertible note. The if-converted method adds back to the net income or loss the associated debt issuance amortization and interest expense, net of tax effect and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible note.

     For the three and six months ended June 30, 2005, the Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of June 30, 2004 and 2005 follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
Convertible debts	172,513	287,994	172,513	287,994

Stock options	59,633	125,767	47,360	125,767
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
Net income (loss)	$4,657	$(15,063)	$8,723	$(42,182)
Adjusted net income (loss)	$4,657	$(15,063)	$8,723	$(42,182)

Weighted average number of common shares outstanding (basic)	1,076,823	1,954,500	1,076,768	1,951,440
Weighted average dilutive stock options	953	—	2,603	—

Weighted average number of common and common equivalent shares outstanding (diluted)	1,077,776	1,954,500	1,079,371	1,951,440

Note 5: Contingent Liabilities
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.5 million at June 30, 2005) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million at June 30, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax is estimated to be 28.2 billion South Korean Won (approximately $27.3 million at June 30, 2005). The Company does not believe that the outcome of the resolution of this matter will have a material adverse effect on its financial position, results of operations or cash flows. As of June 30, 2005, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.
Note 6: Subsequent Events
     On July 19, 2005, the Company offered $150.0 million of 7.50% senior notes due 2010 in a private placement. The Company received approximately $146.7 million after deducting debt issuance costs. The net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. The remaining proceeds will be used for general corporate purposes and pending such use, the Company has invested the proceeds in short-term investments.
     On July 27, 2005, the Company’s Taiwan subsidiary, Winstek, issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share, resulting in the dilution of the Company’s interest in Winstek from 54.5% to 52.3%. The shares of Winstek are listed on the Taiwan over-the-counter securities market.

Note 7: Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC, the Company assumed the $150.0 million 2.5% Convertible Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, STATS ChipPAC, but not any of STATS ChipPAC’s direct or indirect subsidiaries, provided an unconditional guarantee of the Convertible Notes.
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011 in a private placement. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by ChipPAC and STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company (“Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and Winstek did not provide guarantees (“Non-Guarantor Subsidiaries”). In connection with the merger of STATS ChipPAC, Inc. into ChipPAC, the financial information of STATS ChipPAC, Inc. has been aggregated into ChipPAC.
     In July 2005, the Company issued $150.0 million of 7.50% Senior Notes due 2010 in a private placement. The Senior Notes are guaranteed by all of STATS ChipPAC’s subsidiaries except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.50% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.50% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.50% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.50% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2004
In thousands of U.S. Dollars

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509
Short-term marketable securities	—	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	13,002	66,326	3,719	(525,508)	2,623
Other receivables	8,022	70	7,620	863	238	—	16,813
Inventories	19,916	—	23,868	4,572	6,334	—	54,690
Prepaid expenses and other assets	32,971	1,525	273	740	3,327	—	38,836

Total current assets	563,087	196,733	46,739	162,734	48,396	(525,508)	492,181
Long-term marketable securities	18,097	—	—	—	24	—	18,121
Property, plant and equipment, net	391,523	4,912	199,234	176,780	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	1,816	118,358	1,456	—	125,830
Goodwill	—	—	312,758	102,591	106,040	2,209	523,598
Prepaid expenses and other non-current assets	41,686	487	28,242	184	5,570	—	76,169

Total assets	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$7,957	$2,314	$41,448	$2,148	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	9,610	8,268	13,728	—	51,638
Accrued operating expenses	36,773	8,307	4,382	6,953	7,484	—	63,899
Income taxes payable	—	13	1,555	450	20	—	2,038
Amounts due to affiliates	4,941	173	50,205	437,110	33,216	(525,508)	137
Current obligations under capital leases	805	—	6,782	—	—	—	7,587
Short-term debts and current installments of long-term debts	137,107	—	19,874	—	17,300	—	174,281

Total current liabilities	207,611	10,811	133,856	454,929	86,462	(525,516)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	—	10,771
Long-term debts, excluding current installments	399,182	200,000	—	—	42,993	—	642,175
Other non-current liabilities	268	—	35,792	10,189	4,113	—	50,362

Total liabilities	607,061	210,811	180,419	465,118	133,568	(525,516)	1,071,461

Minority interest	—	—	—	—	—	40,891	40,891
Total shareholders’ equity	1,159,350	(5,877)	408,370	95,529	291,448	(789,470)	1,159,350

Total liabilities and shareholder’s equity	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2004
In thousands of U.S. Dollars
(Unaudited)

			Non -
	STATS	Guarantor	Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$246,262	$5,315	$20,523	$(777)	$271,323
Cost of revenues	(203,617)	(5,414)	(17,887)	612	(226,306)

Gross profit (loss)	42,645	(99)	2,636	(165)	45,017

Operating expenses:
Selling, general and administrative	19,348	918	1,782	(147)	21,901
Research and development	5,789	—	258	(58)	5,989
Other general expenses (income), net	(548)	—	—	—	(548)

Total operating expenses	24,589	918	2,040	(205)	27,342

Operating income (loss)	18,056	(1,017)	596	40	17,675

Other income (expense), net:
Interest income	2,271	—	63	—	2,334
Interest expense	(8,547)	—	(735)	—	(9,282)
Foreign currency exchange gain (loss)	(328)	—	55	—	(273)
Equity loss from investment in subsidiaries	(1,242)	—	—	1,242	—
Other non-operating income (expense), net	(534)	1	179	—	(354)

Total other income (expense), net	(8,380)	1	(438)	1,242	(7,575)

Income (loss) before income taxes	9,676	(1,016)	158	1,282	10,100
Income tax benefit (expense)	(993)	(20)	381	—	(632)

Income (loss) before minority interest	8,683	(1,036)	539	1,282	9,468
Minority interest	—	—	—	(745)	(745)

Net income (loss)	$8,683	$(1,036)	$539	$537	$8,723

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2004
In thousands of U.S. Dollars
(Unaudited)

	STATS	Guarantor	Non –Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$8,683	$(1,036)	$539	$537	$8,723
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	58,558	2,293	11,696	(40)	72,507
Amortization of leasing prepayments	10,803	—	—	—	10,803
Debt issuance cost amortization	820	—	104	—	924
Gain on sale of property, plant and equipment	(547)	—	—	—	(547)
Accretion of discount on convertible notes	5,905	—	—	—	5,905
Foreign currency exchange gain	29	—	(395)	—	(366)
Deferred income taxes	270	—	6	—	276
Minority interest in income of subsidiary	—	—	—	745	745
Equity loss from investment in subsidiaries	1,242	—	—	(1,242)	—
Gain on sale of marketable securities	(24)	—	(48)	—	(72)
Others	581	—	(48)	—	533
Changes in operating working capital:
Accounts receivable	(18,096)	88	(3,329)	—	(21,337)
Amounts due from affiliates	1,496	2,518	(359)	(2,089)	1,566
Inventories	(9,317)	—	—	—	(9,317)
Other receivables, prepaid expenses and other assets	(47,359)	(244)	(143)	—	(47,746)
Accounts payable, accrued operating expenses and other payables	15,577	(391)	83	(359)	14,910
Amounts due to affiliates	(3,973)	(170)	(16)	2,448	(1,711)

Net cash provided by operating activities	$24,648	$3,058	$8,090	$—	$35,796

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$1,551	$—	$16,858	$—	$18,409
Proceeds from maturity of marketable securities	31,895	—	—	$—	31,895
Purchases of marketable securities	(137,124)	—	(12,883)	—	(150,007)
Cash injection in subsidiary	(2,680)	—	2,680	—	—
Purchases of property, plant and equipment	(90,550)	(431)	(31,688)	—	(122,669)
Others, net	(13,942)	—	—	—	(13,942)

Net cash used in investing activities	$(210,850)	$(431)	$(25,033)	$—	$(236,314)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(12,895)	$—	$(12,895)
Repayment of long-term debts	—	—	(2,439)	—	(2,439)
Proceeds from issuance of shares, net of expenses	123	—	—	—	123
Proceeds from bank borrowings	—	—	25,778	—	25,778
Decrease in restricted cash	—	—	2,770	—	2,770
Capital lease payments	(1,000)	(2,664)	(482)	—	(4,146)

Net cash provided by (used in) financing activities	$(877)	$(2,664)	$12,732	$—	$9,191

Net decrease in cash and cash equivalents	$(187,079)	$(37)	$(4,211)	$—	$(191,327)
Effect of exchange rate changes on cash and cash equivalents	(424)	—	120	—	(304)
Cash and cash equivalents at beginning of the period	297,165	220	15,777	—	313,162

Cash and cash equivalents at end of the period	$109,662	$183	$11,686	$—	$121,531

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of June 30, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS	Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$137,495	$649	$7,040	$26,957	$16,936	$—	$189,077
Short-term marketable securities	—	—	—	—	14,471	—	14,471
Accounts receivable, net	69,783	—	—	80,926	11,563	—	162,272
Amounts due from affiliates	300,668	198,901	15,156	85,906	10,180	(603,503)	7,308
Other receivables	4,235	139	6,160	232	938	—	11,704
Inventories	19,395	—	23,508	4,536	6,442	—	53,881
Prepaid expenses and other assets	25,949	1,696	3,801	439	4,171	—	36,056

Total current assets	557,525	201,385	55,665	198,996	64,701	(603,503)	474,769
Long-term marketable securities	18,340	—	—	—	24	—	18,364
Property, plant and equipment, net	357,130	5,030	202,120	189,741	257,511	(126)	1,011,406
Investment in subsidiaries	720,791	11,208	—	—	—	(731,999)	—
Intangible assets	1,350	2,577	1,864	91,187	1,595	—	98,573
Goodwill	—	—	313,087	102,502	105,948	2,209	523,746
Prepaid expenses and other non-current assets	30,684	428	31,473	343	6,479	—	69,407

Total assets	$1,685,820	$220,628	$604,209	$582,769	$436,258	$(1,333,419)	$2,196,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$12,237	$522	$41,237	$8,314	$16,633	$—	$78,943
Payables related to property, plant and equipment purchases	16,620	—	10,866	9,925	5,715	—	43,126
Accrued operating expenses	52,111	11,241	7,386	6,716	8,242	—	85,696
Income taxes payable	—	40	1,555	424	—	—	2,019
Amounts due to affiliates	4,995	668	68,539	484,374	45,151	(603,503)	224
Current obligations under capital leases	4,181	—	6,935	—	—	—	11,116
Short-term debts and current installments of long-term debts	1,463	—	9,906	—	13,273	—	24,642

Total current liabilities	91,607	12,471	146,424	509,753	89,014	(603,503)	245,766
Obligations under capital leases, excluding current installments	—	—	7,265	—	—	—	7,265
Long-term debts, excluding current installments and short-term debts expected to be refinanced	472,260	200,000	—	—	44,942	—	717,202
Other non-current liabilities	134	—	45,074	11,355	4,932	—	61,495

Total liabilities	564,001	212,471	198,763	521,108	138,888	(603,503)	1,031,728

Minority interest	—	—	—	—	—	42,718	42,718
Total shareholders’ equity	1,121,819	8,157	405,446	61,661	297,370	(772,634)	1,121,819

Total liabilities and shareholder’s equity	$1,685,820	$220,628	$604,209	$582,769	$436,258	$(1,333,419)	$2,196,265

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$196,767	$19,794	$158,229	$286,335	$68,487	$(231,120)	$498,492
Cost of revenues	172,383	226	149,832	256,434	63,197	(203,783)	438,289

Gross profit	24,384	19,568	8,397	29,901	5,290	(27,337)	60,203

Operating expenses:
Selling, general and administrative	20,277	12,046	4,122	48,149	3,608	(22,151)	66,051
Research and development	7,205	2,909	3,070	3,810	710	(5,226)	12,478
Restructuring charges	734	—	—	96	—	—	830
Other general expenses (income), net	(23)	—	—	(21)	—	—	(44)

Total operating expenses	28,193	14,955	7,192	52,034	4,318	(27,377)	79,315

Operating income (loss)	(3,809)	4,613	1,205	(22,133)	972	40	(19,112)

Other income (expense), net:
Interest income	11,062	9	88	1,017	63	(9,851)	2,388
Interest expense	(14,305)	(4,334)	(1,581)	(8,863)	(886)	9,851	(20,118)
Foreign currency exchange gain (loss)	(129)	(1)	(906)	664	52	—	(320)
Equity loss from investment in subsidiaries	(33,294)	(564)	—	—	—	33,858	—
Other non-operating income (expense), net	(1,635)	(45)	(16)	29	280	—	(1,387)

Total other income (expense), net	(38,301)	(4,935)	(2,415)	(7,153)	(491)	33,858	(19,437)

Loss before income taxes	(42,110)	(322)	(1,210)	(29,286)	481	33,898	(38,549)
Income tax benefit (expense)	(72)	(13)	(1,228)	(1,313)	328	—	(2,298)

Loss before minority interest	(42,182)	(335)	(2,438)	(30,599)	809	33,898	(40,847)
Minority interest	—	—	—	—	—	(1,335)	(1,335)

Net income (loss)	$(42,182)	$(335)	$(2,438)	$(30,599)	$809	$32,563	$(42,182)

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(42,182)	$(335)	$(2,438)	$(30,599)	$809	$32,563	$(42,182)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	40,711	1,150	19,798	41,752	20,964	(40)	124,335
Amortization of leasing prepayments	13,182	—	—	—	—	—	13,182
Debt issuance cost amortization	875	59	—	—	—	—	934
(Gain) loss on sale of property, plant and equipment	(24)	—	—	(30)	41	—	(13)
Accretion of discount on convertible notes	4,212	—	—	—	—	—	4,212
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	54	—	(27)	—	(128)	—	(101)
Deferred income taxes	—	—	1,227	1,165	(365)	—	2,027
Minority interest in income of subsidiary	—	—	—	—	—	1,335	1,335
Equity loss from investment in subsidiaries	33,294	564	—	—	—	(33,858)	—
Gain on sale of marketable securities	—	—	—	—	(46)	—	(46)
Others	368	62	—	(40)	94	—	484
Changes in operating working capital:
Accounts receivable	(2,908)	—	—	(10,482)	768	—	(12,622)
Amounts due from affiliates	(50,190)	(1,241)	(2,155)	(6,117)	(6,460)	61,478	(4,685)
Inventories	521	—	360	36	(108)	—	809
Other receivables, prepaid expenses and other assets	3,782	73	185	461	(483)	—	4,018
Accounts payable, accrued operating expenses and other payables	19,942	(251)	4,601	6,718	2,681	—	33,691
Amounts due to affiliates	53	495	18,335	30,747	11,935	(61,478)	87

Net cash provided by operating activities	$23,343	$576	$39,886	$33,611	$29,702	$—	$127,118

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	—	—	—	—	7,163	—	7,163
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(20,283)	—	(20,283)
Acquisition of intangible assets	(46)	(419)	(632)	(383)	(261)	—	(1,741)
Cash injection in subsidiary	(4,108)	—	—	—	4,108	—	—
Purchases of property, plant and equipment	(20,440)	(66)	(23,915)	(28,464)	(29,044)	27,029	(74,900)
Others, net	14,979	10	3,073	2,419	8,333	(27,029)	1,785

Net cash used in investing activities	$(9,615)	$(475)	$(21,474)	$(25,641)	$(29,984)	$—	$(87,189)

Cash Flows From Financing Activities
Repayment of short-term debts	—	—	(10,052)	—	(4,067)	—	(14,119)
Repayment of long-term debts	—	—	—	—	(21,715)	—	(21,715)
Proceeds from issuance of shares, net of expenses	6,516	—	—	—	—	—	6,516
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	84	—	22,989	—	123,537
Increase in restricted cash	—	—	(27)	—	(1,424)	—	(1,451)
Capital lease payments	(774)	—	(3,353)	—	—	—	(4,127)

Net cash provided by (used in) financing activities	$(61,057)	$—	$(13,348)	$—	$(4,217)	$—	$(78,622)

Net increase (decrease) in cash and cash equivalents	(47,329)	101	5,064	7,970	(4,499)	—	(38,693)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	261	—	261
Cash and cash equivalents at beginning of the period	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the period	$137,495	$649	$7,040	$26,957	$16,936	$—	$189,077

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     All references (“our,” “STATS ChipPAC,” the “Company,” or “STATS” prior to the consummation of the merger) are to STATS ChipPAC Ltd. and its consolidated subsidiaries’ fiscal quarters ended June 30, 2004 and June 30, 2005, unless otherwise indicated. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America. Unless otherwise specified, references to “U.S. GAAP” are to accounting principles generally accepted in the United States of America. The noon buying rate in The City of New York on June 30, 2005 was 1,034.50 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. dollar amounts, based on this exchange rate.
Overview
     STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.
     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of our total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. The financial results of the combined company for the three and six months ended June 30, 2005 reflect those of STATS and ChipPAC and the financial results for the three and months ended June 30, 2004 reflect only the financial results of STATS. As a result, changes in our operating results for the three and six months ended June 30, 2005 as compared with the three and six months ended June 30, 2004 are due generally to the acquisition of ChipPAC and the inclusion of ChipPAC’s operating results in the three and six months ended June 30, 2005. Further, because ChipPAC’s operating results have not been included for the three and six months ended June 30, 2004, and in any case for the reasons mentioned in “Item 3.D. Risk Factors — our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance” and elsewhere in our annual report on Form 20-F dated March 18, 2005 and Registration Statement on Form S-3/F-3 (file numbers 333-119705 and 333-119705-1), the period-to-period comparisons of our operating results are not meaningful and you should not use such comparisons to predict our future performance.
Results of Operations
     Three and six months ended June 30, 2005 compared to three and six months ended June 30, 2004
     Revenues. We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $264.3 million and $498.5 million for the three and six months ended June 30, 2005, respectively, an increase of 90.2% and 83.7% compared to $139.0 million and $271.3 million for the three and six months ended June 30, 2004, respectively. The increase was mainly from ChipPAC’s operations which were consolidated since August 5, 2004. Effective from our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenues than on our test revenues.
     Unit volumes of our total packaging were 18.9% higher than in the prior quarter and increased 355.4%, or $123.0 million, and 312.2%, or $217.0 million, in the three and six months ended June 30, 2005, respectively, as compared to the same periods in 2004. Our packaging revenue in the three and six months ended June 30, 2005 increased 182.2% and 168.7% to $189.8 million and $357.3 million, respectively, compared to same periods in 2004. Although average selling prices for our services have generally declined over product life cycles, average selling prices per pin for packaging services for the three and six months ended June 30, 2005 decreased 0.2%, or $0.4 million, and increased 2.1%, or $7.3 million, respectively, compared to the three and six months ended June 30, 2004, due primarily to changes in product mix. In particular, we experienced increased demand for our Plastic Ball Grid Array (“PBGA”) packaging in the three and six months ended June 30, 2005. Test revenue for the three and six months ended June 30, 2005 increased 3.9% and 2.0% to $74.5 million and $141.2 million, respectively, compared to the three and six months ended June 30, 2004. Our increase in test revenue from our acquisition of ChipPAC was partially offset by declining average selling prices.

          For the three and six months ended June 30, 2005, revenues from the communications market decreased by 13.5% and 5.1% over the three and six months ended June 30, 2004, respectively, and contributed 52.7% and 54.0% of our revenues in the three and six months ended June 30, 2005, respectively, as compared to 66.2% and 59.1% of our revenues in the three and six months ended June 30, 2004, respectively. The revenue from communications remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from personal computers market in the three and six months ended June 30, 2005 increased by 2.1% and 3.5% as compared to the same periods in 2004, and contributed 24.7% and 23.9% of our revenues in the three and six months ended June 30, 2005, respectively, as compared to 22.6% and 20.4% of our revenues in the three and six months ended June 30, 2004. We expect to continue to be dependent on the communications and personal computer markets for substantially all of our revenues.
          Gross Profit. Gross profit during the three and six months ended June 30, 2005 was $35.8 million and $60.2 million, respectively, an increase of $11.2 million and $15.2 million as compared to $24.6 million and $45.0 million for the three and six months ended June 30, 2004, respectively. Gross margin as a percentage of revenue was 13.5% and 12.1% for the three and six months ended June 30, 2005, respectively, as compared to 17.7% and 16.6% in the same periods in 2004. For the three and six months ended June 30, 2005, gross profit decreased primarily as a result of lower overall average selling prices, changes in product mix and increase in cost of materials, partially offset by higher equipment utilization, depreciation savings from the change in equipment useful lives commencing in the third quarter of 2004 and continued cost control measures, including a reduction in work force. Overall equipment utilization was approximately 71% for the three months ended June 30, 2005 as compared to approximately 66% in the corresponding period in 2004 and approximately 66% in the preceding three months ended March 31, 2005. We continued to see pressure to reduce average selling prices during the three months ended June 30, 2005. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore dollar against the U.S. dollar when compared to the same period in 2004.
          Selling, General and Administrative. Selling, general and administrative expenses were $33.8 million and $66.1 million for the three and six months ended June 30, 2005, respectively, an increase of 189.9% and 201.6% as compared to $11.6 million and $21.9 million in the three and six months ended June 30, 2004, respectively. As a percentage of revenues, selling, general and administrative expenses were 12.8% and 13.3% for the three and six months ended June 30, 2005, respectively, compared to 8.4% and 8.1% for the three and six months ended June 30, 2004, respectively. The increase in selling, general and administrative expenses was due primarily to the higher headcount resulting from our merger with ChipPAC and the inclusion of merger and integration expenses and ChipPAC expenses which amounted to approximately $28.7 million and $56.1 million for the three and six months ended June 30, 2005, respectively. The merger and integration expenses and ChipPAC expenses included the amortization of the intangible assets which amounted to $12.7 million and $25.4 million for the three and six months ended June 30, 2005, respectively, and stock-based compensation expenses of $0.2 million and $0.4 million for the three and six months ended June 30, 2005, respectively, resulting mainly from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in the three and six months ended June 30, 2005 as compared to the same periods in 2004.
          Research and Development. Research and development expenses for the three and six months ended June 30, 2005 were $6.5 million and $12.5 million as compared to $2.9 million and $6.0 million for the three and six months ended June 30, 2004, an increase of $3.6 million and $6.5 million, respectively. Research and development expenses had increased due primarily to the inclusion of ChipPAC expenses which amounted to $4.5 million and $8.6 million for the three and six months ended June 30, 2005, respectively, inclusive of the amortization of the acquired intangible assets which amounted to $0.8 million and $1.6 million, for the three and six months ended June 30, 2005, respectively. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued measures to control costs and manage discretionary expenses.
          Restructuring Charges. During the three months ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. During the three months ended March 31, 2005, we had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in the three months ended March 31, 2005. There were no restructuring charges incurred during the three months ended June 30, 2005 or the three and six months ended June 30, 2004.

          Net Interest Income (Expense). Net interest expense was $8.3 million and $17.7 million for the three and six months ended June 30, 2005, respectively, as compared to $3.6 million and $6.9 million for the three and six months ended June 30, 2004, respectively. Net interest expense consisted of interest income of $1.2 million and $2.4 million and interest expense of $9.5 million and $20.1 million in the three and six month period ended June 30, 2005, respectively, as compared to interest income of $1.1 million and $2.3 million and interest expense of $4.7 million and $9.3 million in the three and six month period ended June 30, 2004, respectively. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes due 2011 which were issued in November 2004 and the $99.0 million short-term borrowings which were incurred during the six months ended June 30, 2005. This increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007. Total outstanding interest-bearing debt was $760.2 million and $384.1 million as of June 30, 2005 and 2004, respectively.
          Foreign Currency Exchange Gain (Loss). Net foreign currency exchange gain or (loss) was $0.1 million and $(0.3) million for the three and six months ended June 30, 2005, respectively, as compared to net foreign currency exchange loss of $(1.3) million and $(0.3) million for the three and six months ended June 30, 2004, respectively. These non-cash losses and gains were due primarily to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean won and the Japanese yen.
          Other Non-Operating Income (Expense), Net. Net other non-operating income or (expense) was $0.2 million and $(1.4) million in the three and six months ended June 30, 2005, respectively, as compared to net other non-operating expense of $(0.4) million in each of the three and six months ended June 30, 2004, respectively. The increase in other non-operating expense in the six months ended June 30, 2005 resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 during the period.
          Income Taxes. We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $1.2 million and $2.3 million for the three and six months ended June 30, 2005, respectively, as compared to $0.1 million and $0.6 million for the three and months ended June 30, 2004, respectively. This estimate does not take into account future benefits from tax loss carryforwards in certain of our tax jurisdictions where the likelihood of future profitability does not meet the tests required under U.S. GAAP.
Liquidity and Capital Resources
          Our principal source of liquidity as of June 30, 2005 consisted of $221.9 million of cash, cash equivalents and marketable securities. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time to time. We expect this to be about $300.0 million in 2005 as our capital expenditure spending continues to be targeted at demand we see from our customers. We spent $70.5 million on capital expenditures during the six months ended June 30, 2005, as compared to $136.8 million during the six months ended June 30, 2004.
Total Borrowings
          As of June 30, 2005, our total debt outstanding consisted of $760.2 million of borrowings, which included $31.5 million of 1.75% convertible notes due 2007 (excluding the $42.6 million 1.75% convertible notes due 2007 repurchased by us), $115.0 million of zero coupon convertible notes due 2008, $215.0 million of 6.75% senior notes due 2011, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short- term borrowings.

          On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of the 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from noteholders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
          On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of the 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.50% senior notes due 2010 described below.
          On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission. Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered under the U.S. Securities Act of 1933 for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011. The exchange offer was conducted pursuant to the registration rights of the outstanding 6.75% senior notes due 2011.
          On July 19, 2005, we offered $150.0 million of 7.50% senior notes due 2010 in a private placement. We received approximately $146.7 million after deducting debt issuance costs. The net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. We intend to use the remaining proceeds for general corporate purposes and pending such use, we have invested the proceeds in short-term investments.
          As of June 30, 2005, we had available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, amounting to an aggregate of $279.8 million, of which $209.7 million was utilized. We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements, as well as capital lease and debt service repayment obligations for the next twelve months.
          If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
          We will continue to be exposed to fluctuations in currency exchange rates and interest rates and we may continue to employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures.
Special Tax Status
          We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services”. In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We received a partial refund of taxes amounting to $4.6 million in April 2005. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.

Off-Balance Sheet Arrangements
          Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011 and 7.5% senior notes due 2010, and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $172.3 million as of June 30, 2005.
Our total commitments on our loans, capital lease, operating leases, and other agreements as of June 30, 2005, were as follows (in thousands):

	Payments Due
				More
	Within 1			Than 5
	Year	1-3 Years	3-5 Years	Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007	$—	$35,005	$—	$—	$35,005
Zero coupon convertible notes due 2008	—	—	123,255	—	123,255
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
Capital lease obligations	11,116	7,265	—	—	18,381
Long-term loans	13,273	35,639	9,303	—	58,215
Short-term loans (1)	110,369	—	—	—	110,369

Total on balance sheet commitments	134,758	227,909	132,558	265,000	760,225

Off balance sheet commitments:
Operating leases	12,447	18,121	7,677	22,303	60,548
Royalty/ licensing agreements	500	1,155	317	—	1,972
Contingent payments to Cirrus	1,000	1,000	—	—	2,000
Purchase obligations
- Capital commitments	48,951	—	—	—	48,951
- Inventory purchase commitments	58,797	—	—	—	58,797

Total off balance sheet commitments	121,695	20,276	7,994	22,303	172,268

Total commitments	$256,453	$248,185	$140,552	$287,303	$932,493

(1)	On July 19, 2005, the Company offered $150.0 million of 7.50% senior notes due 2010 in a private placement. A portion of the net proceeds from the offering were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. maturing in September 2005. As at June 30, 2005, the short-term debts expected to be refinanced were classified as non-current liabilities.

Contingencies
          In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.5 million at June 30, 2005) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million at June 30, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax is estimated to be 28.2 billion South Korean Won (approximately $27.3 million at June 30, 2005). We do not believe that the outcome of the resolution of this matter will have a material adverse effect on our financial position, results of operations or cash flows. As of June 30, 2005, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.
Cash Flows From Operating Activities
          For the six months ended June 30, 2005, cash provided by operations was $127.1 million as compared to $35.8 million for the six months ended June 30, 2004. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities. During the six months ended June 30, 2005, non-cash related items included $138.5 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $4.2 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $2.0 million from the deferred taxes and $1.3 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable and amounts due from affiliates. Working capital source of cash included decrease in inventories, and other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables, and amounts due to affiliates.
Cash Flows From Investing Activities
          For the six months ended June 30, 2005, cash used in investing activities was $87.2 million as compared to $236.3 million for the six months ended June 30, 2004. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $74.9 million during the six months ended June 30, 2005 and $122.7 million during the same period in 2004. We experienced a decrease in capital expenditure in the six months ended June 30, 2005 as we focused on extracting better utilization from our existing equipment and benefited from our ability to redeploy assets across the various geographic operating locations to maximize utilization. In the six months ended June 30, 2005, we acquired $1.7 million of software and licenses. In the six months ended June 30, 2005 and 2004, we invested in marketable securities which amounted to $20.3 million and $150.0 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $8.0 million and $50.3 million, respectively.

Cash Flows From Financing Activities
          For the six months ended June 30, 2005, cash used in financing activities was $78.6 million as compared to cash provided by financing activities of $9.2 million for the six months ended June 30, 2004. During the six months ended June 30, 2005, $123.5 million was borrowed and $35.8 million was repaid on our borrowings and debts as compared to $25.8 million and $15.3 million, respectively, for the same period in 2004. In the six months ended June 30, 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In addition, $4.1 million of capital lease payments were made in each of the six months ended June 30, 2005 and 2004. During the six months ended June 30, 2005 and 2004, $6.5 million and $0.1 million, respectively, was provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.